EXHIBIT 99.1

TSX: EQX NYSE-A: EQX

October 19, 2022

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent Securities (Prince Edward Island)
Securities Registry Northwest Territories
Department of Community Services – Government of Yukon
Department of Justice – Government of Nunavut

Re: Equinox Gold Corp. (“Company”) – Voluntary Filing of Technical Report

The enclosed technical report entitled “NI 43-101 Updated Technical Report for the Los Filos Mine Complex, Guerrero State, Mexico”, dated October 19, 2022, with an effective date of June 30, 2022, is being filed by the Company on a voluntary basis as contemplated under subsection 4.2(12) of Companion Policy 43-101CP to National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The report is being filed as a general update by the Company and is not filed as the result of a triggering requirement to file under subsection 4.2(1) of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Equinox Gold Corp.

/s/ Susan Toews

Susan Toews

General Counsel

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 info@equinoxgold.com +1 604.558.0560 www.equinoxgold.com